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                                                FILED PURSUANT TO RULE 424(b)(3)

                                       REGISTRATION NOS. 333-77483 AND 333-82523

SUPPLEMENT DATED JULY 22, 1999 TO PROSPECTUS DATED JULY 9, 1999

                            MCM CAPITAL GROUP, INC.

                                  COMMON STOCK

This is a supplement to our prospectus dated July 9, 1999, under which we offered and sold 2,250,000 shares of our common stock. This supplement modifies or supplements the prospectus as more fully described below.

On July 21, 1999, we hired Robert E. Koe, age 54, as our President and Chief Executive Officer and he was appointed to our Board of Directors. Mr. Koe has a diversified background in financial services. From 1967 to 1984, Mr. Koe served in various capacities with General Electric Company, including Vice President of its commercial leasing subsidiary, General Electric Capital Corporation. From 1984 to 1990, Mr. Koe served as Vice Chairman of Heller Financial, Inc., a diversified commercial finance company. Mr. Koe served as Chairman, President and Chief Executive Officer of United States Leather, Inc., a supplier of leather and related products, from 1990 to 1996. From 1996 to 1998, Mr. Koe was Managing Director of Ocwen Financial Corporation, a purchaser and servicer of distressed residential and commercial mortgages. From 1998 until he joined MCM, Mr. Koe was a consultant with Wand Partners, Inc., a private equity investment firm. He succeeds Frank Chandler who will serve as Vice Chairman and remain a director of MCM.

Mr. Koe will work under an employment agreement that expires on July 19, 2002. The term of the agreement will be automatically extended for one-year terms unless otherwise terminated by either party. Mr. Koe's agreement provides for a base salary of $225,000 per year. Mr. Koe is also eligible for an annual cash incentive bonus. If MCM terminates Mr. Koe without cause, he would receive a severance package that would include up to one year's salary and a pro rata portion of his annual bonus. The agreement also contains confidentiality and non-compete covenants. In connection with his employment, Mr. Koe was granted options to purchase up to 100,000 shares of MCM common stock under the MCM 1999 Equity Participation Plan described in the prospectus.